The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated June 1, 2017
June , 2017	Registration Statement Nos. 333-209682 and 333-209682-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments
Callable Contingent Interest Accrual Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index due July 5, 2024
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.
•
The notes are designed for investors who seek variable monthly Contingent Interest Payments determined by reference to the closing level of each of the S&P 500® Index and the Russell 2000® Index, which we refer to as the Indices, on each day that is a scheduled trading day with respect to both Indices during the monthly Accrual Determination Periods, which we refer to as an Accrual Determination Date.  Interest will accrue on the notes on an Accrual Determination Date during an Accrual Determination Period only if the closing level of each Index on that Accrual Determination Date is greater than or equal to 80.00% of its Initial Value, which we refer to as an Interest Barrier.

•
The notes may be redeemed early, in whole but not in part, at our option on any of the Interest Payment Dates (other than the first through eleventh Interest Payment Dates and the final Interest Payment Date).

•	The earliest date on which the notes may be redeemed early is July 5, 2018.
•
Investors in the notes should be willing to accept the risk of losing up to 80.00% of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Accrual Determination Periods.

•	Investors should also be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.
•
The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

•	Payments on the notes are not linked to a basket composed of the Indices. Payments on the notes are linked to the performance of each of the Indices individually, as described below.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about June 27, 2017 and are expected to settle on or about July 5, 2017.
•	CUSIP: 46647MLP6

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  If the notes priced today, the selling commissions would be approximately $30.00 per $1,000 principal amount note and in no event will these selling commissions exceed $37.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $951.60 per $1,000 principal amount note.  The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $940.00 per $1,000 principal amount note.  See “The Estimated Value of the Notes” in this pricing supplement for additional information.
The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.
Pricing supplement to product supplement no. 4-I dated April 15, 2016, underlying supplement no. 1-I dated April 15, 2016 and the prospectus and prospectus supplement, each dated April 15, 2016

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor: JPMorgan Chase & Co.
Indices: The S&P 500® Index (Bloomberg ticker: SPX) and the Russell 2000® Index (Bloomberg ticker: RTY)
Contingent Interest Payments: Notwithstanding anything to the contrary in the accompanying product supplement, if the notes have not been previously redeemed early, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to:
$1,000 × n/252 × Contingent Interest Rate
where “n” = the aggregate number of Accrual Determination Dates in the applicable Accrual Determination Period on which the closing level of each Index is greater than or equal to its Interest Barrier.
If, on each Accrual Determination Date of an Accrual Determination Period, the closing level of either Index is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Accrual Determination Period.
Contingent Interest Rate: At least 6.50% per annum (to be provided in the pricing supplement).  This is reflected in the monthly Contingent Interest Payment calculation.
Interest Barrier / Trigger Value: With respect to each Index, 80.00% of its Initial Value
Buffer Amount: 20.00%
Pricing Date: On or about June 27, 2017
Original Issue Date (Settlement Date): On or about July 5, 2017
Accrual Determination Date*: A day that is a scheduled trading day with respect to both Indices
Accrual Determination Period: The period from, but excluding, the Pricing Date to, and including, the first Periodic Final Accrual Determination Date and each successive period from, but excluding, a Periodic Final Accrual Determination Date to, and including, the next succeeding Periodic Final Accrual Determination Date
Periodic Final Accrual Determination Dates*: July 27, 2017, August 28, 2017, September 27, 2017, October 27, 2017, November 27, 2017, December 27, 2017, January 29, 2018, February 27, 2018, March 27, 2018, April 27, 2018, May 29, 2018, June 27, 2018, July 27, 2018, August 27, 2018, September 27, 2018, October 29, 2018, November 27, 2018, December 27, 2018, January 28, 2019, February 27, 2019, March 27, 2019, April 29, 2019, May 28, 2019, June 27, 2019, July 29, 2019, August 27, 2019, September 27, 2019, October 28, 2019, November 27, 2019, December 27, 2019, January 27, 2020, February 27, 2020, March 27, 2020, April 27, 2020, May 27, 2020, June 29, 2020, July 27, 2020, August 27, 2020, September 28, 2020, October 27, 2020, November 27, 2020, December 28, 2020, January 27, 2021, March 1, 2021, March 29, 2021, April 27, 2021, May 27, 2021, June 28, 2021, July 27, 2021, August 27, 2021, September 27, 2021, October 27, 2021, November 29, 2021, December 27, 2021, January 27, 2022, February 28, 2022, March 28, 2022, April 27, 2022, May 27, 2022, June 27, 2022, July 27, 2022, August 29, 2022, September 27, 2022, October 27, 2022, November 28, 2022, December 27, 2022, January 27, 2023, February 27, 2023, March 27, 2023, April 27, 2023, May 30, 2023, June 27, 2023, July 27, 2023, August 28, 2023, September 27, 2023, October 27, 2023, November 27, 2023, December 27, 2023, January 29, 2024, February 27, 2024, March 27, 2024, April 29, 2024, May 28, 2024 and June 27, 2024 (the “final Determination Date”)
Interest Payment Dates*: August 3, 2017, September 5, 2017, October 4, 2017, November 3, 2017, December 4, 2017, January 4, 2018, February 5, 2018, March 6, 2018, April 4, 2018, May 4, 2018, June 5, 2018, July 5, 2018, August 3, 2018, September 4, 2018, October 4, 2018, November 5, 2018, December 4, 2018, January 4, 2019, February 4, 2019, March 6, 2019, April 3, 2019, May 6, 2019, June 4, 2019, July 5, 2019, August 5, 2019, September 4, 2019, October 4, 2019, November 4, 2019, December 5, 2019, January 6, 2020, February 3, 2020, March 5, 2020, April 3, 2020, May 4, 2020, June 3, 2020, July 7, 2020, August 3, 2020, September 3, 2020, October 5, 2020, November 3, 2020, December 4, 2020, January 5, 2021, February 3, 2021, March 8, 2021, April 6, 2021, May 4, 2021, June 4, 2021, July 6, 2021, August 3, 2021, September 3, 2021, October 4, 2021, November 3, 2021, December 6, 2021, January 3, 2022, February 3, 2022, March 7, 2022, April 4, 2022, May 4, 2022, June 6, 2022, July 5, 2022, August 3, 2022, September 6, 2022, October 4, 2022, November 3, 2022, December 5, 2022, January 4, 2023, February 3, 2023, March 6, 2023, April 3, 2023, May 4, 2023, June 6, 2023, July 5, 2023, August 3, 2023, September 5, 2023, October 4, 2023, November 3, 2023, December 4, 2023, January 4, 2024, February 5, 2024, March 5, 2024, April 4, 2024, May 6, 2024, June 4, 2024 and the Maturity Date
Early Redemption:
We, at our election, may redeem the notes early, in whole but not in part, on any of the Interest Payment Dates (other than the first through eleventh Interest Payment Dates and the final Interest Payment Date), at a price, for each $1,000 principal amount note, equal to $1,000 plus any Contingent Interest Payment applicable to that Interest Payment Date.  If we intend to redeem your notes early, we will deliver notice to The Depository Trust Company, or DTC, at least five business days before the applicable Interest Payment Date on which the notes are redeemed early.
Payment at Maturity:
If the notes have not been redeemed early and the Final Value of each Index is greater than or equal to its Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) any Contingent Interest Payment applicable to the Maturity Date.

If the notes have not been redeemed early and the Final Value of either Index is less than its Trigger Value, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment applicable to the Maturity Date, will be calculated as follows:
$1,000 + [$1,000 × (Lesser Performing Index Return + Buffer Amount)]
If the notes have not been redeemed early and the Final Value of either Index is less than its Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.
Lesser Performing Index: The Index with the Lesser Performing Index Return
Lesser Performing Index Return: The lower of the Index Returns of the Indices
Index Return:
With respect to each Index,
(Final Value – Initial Value)
Initial Value
Initial Value: With respect to each Index, the closing level of that Index on the Pricing Date
Final Value: With respect to each Index, the closing level of that Index on the final Determination Date
* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

PS-1 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:
(a)            for purposes of determining “n” as set forth under “Key Terms — Contingent Interest Payments” in this pricing supplement, each Accrual Determination Date in an Accrual Determination Period is a Determination Date (as defined in the accompanying product supplement) and will be subject to postponement as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to Multiple Underlyings” in the accompanying product supplement;
(b)            notwithstanding anything to the contrary in the accompanying product supplement, the amount of each Contingent Interest Payment will be calculated as set forth under “Key Terms — Contingent Interest Payments” in this pricing supplement and not according to the formula set forth under “Description of Notes — Payments on the Notes — Interest Payments” in the accompanying product supplement; and
(c)            notwithstanding anything to the contrary in the accompanying product supplement, in case an event of default with respect to the notes shall have occurred and be continuing, any amount payable as described under the second paragraph of “General Terms of Notes — Payment upon an Event of Default” will include any final Contingent Interest Payment calculated as set forth under “Key Terms — Contingent Interest Payments” in this pricing supplement as if the date of acceleration were (a) the final Determination Date and (b) the Final Disrupted Determination Date (as defined in the accompanying product supplement) for the final Determination Date (if the date of acceleration is a Disrupted Day (as defined in the accompanying product supplement)).
How the Notes Work

Contingent Interest Payments

Accrual Determination Periods

Compare the closing level of each Index to its Interest Barrier on each Accrual Determination Date during each Accrual Determination Period. Refer to the second diagram for the payment on an Interest Payment Date (including upon early redemption) and to the third diagram for the payment at maturity.

→ You will receive a Contingent Interest Payment on the applicable Interest Payment Date.
Proceed to the next Accrual Determination Period.

→ No Contingent Interest Payment will be made on the applicable Interest Payment Date.
Proceed to the next Accrual Determination Period.

See “Hypothetical Examples of Contingent Interest Payment Calculations” for more information about how the amount of the Contingent Interest Payment for an Accrual Determination Period is calculated.

PS-2 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Payment in Connection with an Interest Payment Date Preceding the Maturity Date

Interest Payment Dates Preceding the Maturity Date

Compare the closing level of each Index to its Interest Barrier on each Accrual Determination Date during the Accrual Determination Period immediately preceding the applicable Interest Payment Date as described in the first diagram until the Maturity Date or any early redemption.

Accrual Determination Period	First through Eleventh Interest Payment Dates / Subsequent Interest Payment Dates (Other than the Final Interest Payment Date) if No Early Redemption	Interest Payment Dates (Other than the First through Eleventh Interest Payment Dates and the Final Interest Payment Date) if Early Redemption
A Contingent Interest Payment is payable as described in the first diagram.	You will receive a Contingent Interest Payment on the applicable Interest Payment Date. Proceed to the next Interest Payment Date.	You will receive (a) $1,000 *plus* (b) a Contingent Interest Payment on the applicable Interest Payment Date. *No further payments will be made on the notes.*
A Contingent Interest Payment is not payable as described in the first diagram.	No Contingent Interest Payment will be made on the applicable Interest Payment Date. Proceed to the next Interest Payment Date.	You will receive $1,000 on the applicable Interest Payment Date. *No further payments will be made on the notes.*

Payment at Maturity if the Notes have Not Been Redeemed Early

Interest Payment Dates Preceding the Maturity Date
Final Determination Date
Payment at Maturity
The notes have not been redeemed early prior to the final Determination Date.
Proceed to maturity
The Final Value of each Index is **greater than or equal to** its Trigger Value.
You will receive (a) $1,000 *plus* (b) any Contingent Interest Payment applicable to the Maturity Date.
The Final Value of either Index is **less than** its Trigger Value.
You will receive, in addition to any Contingent Interest Payment applicable to the Maturity Date:
$1,000 + [$1,000 × (Lesser Performing Index Return + Buffer Amount)]
Under these circumstances, you will lose some or most of your principal amount at maturity.

PS-3 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Hypothetical Examples of Contingent Interest Payment Calculations

The following examples show how to calculate the Contingent Interest Payment for a hypothetical Accrual Determination Period.  The examples assume that there are 21 Accrual Determination Dates in the applicable Accrual Determination Period and a Contingent Interest Rate of 6.50% per annum.  The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 6.50% per annum.  The hypothetical closing levels and Contingent Interest Payments set forth below are for illustrative purposes only and may not correspond to the actual closing levels and Contingent Interest Payment for any Accrual Determination Period applicable to a purchaser of the notes.  The numbers appearing in the following examples have been rounded for ease of analysis.
Example 1: The closing level of each Index is greater than or equal to its Interest Barrier on 14 Accrual Determination Dates during the Accrual Determination Period.  In this case, the Contingent Interest Payment for the Accrual Determination Period is calculated as follows:
$1,000 × (14/252) × 6.50% = $3.6111
Example 2: The closing level of each Index is greater than or equal to its Interest Barrier on 7 Accrual Determination Dates during the Accrual Determination Period. In this case, the Contingent Interest Payment for the Accrual Determination Period is calculated as follows:
$1,000 × (7/252) × 6.50% = $1.8056
Example 3: The closing level of at least one Index is less than its Interest Barrier on each Accrual Determination Date during the Accrual Determination Period.  In this case, the Contingent Interest Payment for the Accrual Determination Period is $0.00.
Hypothetical Examples of Payout at Maturity

The following examples illustrate the hypothetical payment at maturity on the notes linked to two hypothetical Indices, assuming a range of performances for the hypothetical Lesser Performing Index on the final Determination Date.  Each hypothetical payment set forth below does not reflect any Contingent Interest Payments that might be payable.  See “Hypothetical Examples of Contingent Interest Payments Calculations” for more information on how the amount of the Contingent Interest Payment for an Accrual Determination Period is calculated.
In addition, the hypothetical payments set forth below assume the following:
•	the notes have not been redeemed early;
•	an Initial Value for the Lesser Performing Index of 100.00;
•	a Trigger Value for the Lesser Performing Index of 80.00 (equal to 80.00% of its hypothetical Initial Value); and
•	a Buffer Amount of 20.00%.
The hypothetical Initial Value of the Lesser Performing Index of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value of either Index.  The actual Initial Value of each Index will be the closing level of that Index on the Pricing Date and will be provided in the pricing supplement.  For historical data regarding the actual closing levels of each Index, please see the historical information set forth under “The Indices” in this pricing supplement.
Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes.  The numbers appearing in the following examples have been rounded for ease of analysis.
Example 1 — Notes have NOT been redeemed early and the Final Value of the Lesser Performing Index is greater than or equal to its Trigger Value.
Date	Closing Level of Lesser Performing Index	Payment (per $1,000 principal amount note)
Final Determination	80.00	$1,000.00 + any Contingent Interest Payment
Because the notes have not been redeemed early and the Final Value of the Lesser Performing Index is greater than or equal to its Trigger Value, the payment at maturity, for each $1,000 principal amount note, will be $1,000 plus any Contingent Interest Payment applicable to the Maturity Date.  The total amount paid on the notes will depend on the amount of Contingent Interest Payments received with respect to each Interest Payment Date.

PS-4 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Example 2 — Notes have NOT been redeemed early and the Final Value of the Lesser Performing Index is less than its Trigger Value.
Date	Closing Level of Lesser Performing Index	Payment (per $1,000 principal amount note)
Final Determination	50.00	$700.00
Because the notes have not been redeemed early, the Final Value of the Lesser Performing Index is less than its Trigger Value and the Lesser Performing Index Return is -50.00%, the payment at maturity, in addition to any Contingent Interest Payment applicable to the Maturity Date, will be $700.00 per $1,000 principal amount note, calculated as follows:
$1,000 + [$1,000 × (-50.00% + 20.00%)] = $700.00
The total amount paid on the notes will depend on the amount of Contingent Interest Payment received with respect to each Interest Payment Date.
The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks.  These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —
The notes do not guarantee any return of principal.  If the notes have not been redeemed early and the Final Value of either Index is less than its Trigger Value, you will lose 1% of the principal amount of your notes for every 1% that the Final Value of the Lesser Performing Index is less than its Initial Value by more than 20.00%.  Accordingly, under these circumstances, you will lose up to 80.00% of your principal amount at maturity.
•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —
The amount of interest, if any, you will receive with respect to each Accrual Determination Period will depend on the number of Accrual Determination Dates during the relevant Accrual Determination Period on which the closing level of each Index is greater than or equal to its Interest Barrier.  Although the Contingent Interest Rate is a fixed rate, the effective rate of interest paid by us for each Accrual Determination Period is not fixed.
If the notes have not been redeemed early, interest will accrue on the notes on an Accrual Determination Date during an Accrual Determination Period only if the closing level of each Index on that Accrual Determination Date is greater than or equal to its Interest Barrier.  If, on each Accrual Determination Date of an Accrual Determination Period, the closing level of either Index is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Accrual Determination Period.  Accordingly, if, on each Accrual Determination Date of each Accrual Determination Period, the closing level of either Index is less than its Interest Barrier, you will not receive any interest payments over the term of the notes.
If you do not earn sufficient Contingent Interest Payments over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security issued by us with a comparable maturity.  Although the amount of any Contingent Interest Payment is determined, in part, by reference to the performance of the Indices, the notes do not actually pay interest that tracks the return of either Index.  You should consider, among other things, the overall effective annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.
•	THE AMOUNT OF ANY CONTINGENT INTEREST PAYMENT IS BASED ON THE CLOSING LEVEL OF EACH INDEX, WHICH MAY RESULT IN AN EFFECTIVE INTEREST RATE OF ZERO —
Although the Contingent Interest Rate is a fixed rate, for every Accrual Determination Date during any Accrual Determination Period on which the closing level of either Index is less than its Interest Barrier, the amount of the Contingent Interest Payment for that Accrual Determination Period will be reduced.  The amount of interest that accrues on the notes in any Accrual Determination Period may decrease even if both Indices appreciate.  If, on each Accrual Determination Date of an Accrual Determination Period, the closing level of either Index is less than its Interest Barrier, the effective interest rate for that Accrual Determination Period would be zero.  In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during that period.

PS-5 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —
Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes.  If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —
As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities.  Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements.  As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes.  If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE SUM OF ANY CONTINGENT INTEREST PAYMENTS THAT MAY BE PAID OVER THE TERM OF THE NOTES,
regardless of any appreciation of either Index, which may be significant.  You will not participate in any appreciation of either Index.
•	POTENTIAL CONFLICTS —
We and our affiliates play a variety of roles in connection with the notes.  In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.
•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX,
but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of the S&P 500® Index.
•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE LEVEL OF EACH INDEX —
Payments on the notes are not linked to a basket composed of the Indices and are contingent upon the performance of each individual Index.  Poor performance by either of the Indices over the term of the notes may negatively affect whether you will receive a Contingent Interest Payment on any Interest Payment Date and your payment at maturity and will not be offset or mitigated by positive performance by the other Index.
•	YOUR PAYMENT AT MATURITY WILL BE DETERMINED BY THE LESSER PERFORMING INDEX.
•	THE OPTIONAL EARLY REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT —
If we elect to redeem your notes early, the term of the notes may be reduced to as short as approximately one year and you will not receive any Contingent Interest Payments after the applicable Interest Payment Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk.  Even in cases where we elect to redeem your notes before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN EITHER INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS WITH RESPECT TO THE RUSSELL 2000® INDEX —
Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies.  Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

PS-6 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

•	THE RISK OF THE CLOSING LEVEL OF AN INDEX FALLING BELOW ITS INTEREST BARRIER OR TRIGGER VALUE IS GREATER IF THE LEVEL OF THAT INDEX IS VOLATILE.
•	LACK OF LIQUIDITY —
The notes will not be listed on any securities exchange.  Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.  You may not be able to sell your notes.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —
You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Contingent Interest Rate.
•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —
The estimated value of the notes is only an estimate determined by reference to several factors.  The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —
See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —
The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —
We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —
Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the Maturity Date could result in a substantial loss to you.
•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —
The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the levels of the Indices.  Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.  See “Risk Factors —

PS-7 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-8 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

The Indices

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.
The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index.  The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  For additional information about the Russell 2000® Index, see “Equity Index Descriptions — The Russell Indices” in the accompanying underlying supplement.
Historical Information
The following graphs set forth the historical performance of each Index based on the weekly historical closing levels from January 6, 2012 through May 26, 2017.  The closing level of the S&P 500® Index on May 31, 2017 was 2,411.80.  The closing level of the Russell 2000® Index on May 31, 2017 was 1,370.208.  We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.
The historical closing levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on the Pricing Date, any Accrual Determination Date or the final Determination Date.  There can be no assurance that the performance of the Indices will result in the return of any of your principal amount in excess of $200.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., or the payment of any interest.

Historical Performance of the S&P 500® Index
3,000
2,500
2,000
1,500
1,000
500
0
Index Level
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Source: Bloomberg

Historical Performance of the Russell 2000® Index
Index Level
1,600
1,400
1,200
1,000
800
600
400
200
0
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Source: Bloomberg

PS-9 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement.  Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected.  Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price.  However, if you sell your notes between Interest Payment Dates, it is likely that you will be treated as having ordinary income equal to the amount of the Contingent Interest Payment that has accrued as of the date of the sale.  You should consult your tax adviser regarding this issue.
In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Non-U.S. Holders — Tax Considerations.  The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).  If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.
Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”).  Additionally, the applicable regulations exclude from the scope of Section 871(m) instruments issued in 2017 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”).  Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders.  Our determination is not binding on the IRS, and the IRS may disagree with this determination.  Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security.  If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes.  You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.
FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income).  If the notes are recharacterized, in whole or in part, as debt instruments, withholding could also apply to payments of gross proceeds of a taxable disposition, including a redemption at maturity.  However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) with respect to dispositions occurring before January 1, 2019.  You should consult your tax adviser regarding the potential application of FATCA to the notes.
In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.
The Estimated Value of the Notes

PS-10 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.
The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.
The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates.  Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.
The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits.  See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.
Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances.  This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.
Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “How the Notes Work,” “Hypothetical Examples of Contingent Interest Payment Calculations” and “Hypothetical Examples of Payout at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Indices” in this pricing supplement for a description of the market exposure provided by the notes.
The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

PS-11 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the fifth business day following the expected Pricing Date of the notes (this settlement cycle being referred to as T+5).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the Pricing Date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.
Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.
You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
•	Product supplement no. 4-I dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf
•	Underlying supplement no. 1-I dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012649/crt-dp64909_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf
Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617.  As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-12 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index